United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: William Langdon, Jr.

Address of person relying on exemption: PO Box 19626, Houston, TX 77224

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. The soliciting person does not beneficially own more than $5 million of Amplify Energy Corp. common stock.

PROXY MEMORANDUM

DATE: May 27, 2025

TO: Shareholders of Amplify Energy Corp. (AMPY)

FROM: William Langdon, Jr., Amplify Energy Corp. shareholder since 2017 and beneficial owner of 100,000 common shares

RE: Amplify Energy Corp. 2025 Annual Meeting of Shareholders

Dear fellow Shareholder,

As the 2025 annual meeting date approaches, I encourage you to vote FOR the following nominee for election as a director of the company:

Clint Coghill

I also urge you to vote AGAINST or ABSTAIN from voting with respect to these incumbent nominees:

Deborah G. Adams

Christopher W. Hamm

Todd R. Snyder

Martyn Willsher

Their blatant attempt to dilute our ownership interests, and entrench themselves and the ineffective, overpaid CEO of our company with the recently aborted Stock Issuance Proposal is completely disqualifying.

They can never, ever be trusted to act in our best interests after trying to cram that rotten deal down our throats!

Respectfully,

William Langdon, Jr.

PO Box 19626

Houston, Texas 77224
Tel. 1-713-256-3311

Email: William.Langdon.Jr@gmail.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

PROXY CARDS WILL NOT BE ACCEPTED BY ME.

PLEASE DO NOT SEND YOUR PROXY TO ME.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.